PAULSON INVESTMENT COMPANY, LLC

Annual Financial Statements

Year ended December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paulson Investment Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5335 SW Meadows Road, Suite 465
(No. and Street)

Lake Oswego	OR	97035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolm A. Winks (312) 940-8327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Malcolm Winks, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2020, and supplemental schedule as of December 31, 2020, pertaining to Paulson Investment Company, LLC are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____   3-16-21
Signature   Date

President/CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income (Loss)
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Equity
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	(g)	Notes to Financial Statements
(x)	(h)	Computation of Net Capital
(x)	(i)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(j)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(k)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
( )	(l)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
(x)	(m)	An Oath or Affirmation
(x)	(n)	A Copy of the SIPC Supplemental Report
( )	(o)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California. County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 16 day of March 2021 by Malcolm Winks proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature_____ (seal)



NANCY YADIEA PEREZ GARCIA
Notary Public - California
Los Angeles County
Commission # 2253252
My Comm. Expires Aug 9, 2022

Paulson Investment Company, LLC
Annual Financial Statements
Year Ended December 31, 2020

Contents











ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Paulson Investment Company, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paulson Investment Company, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 19, 2021

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Paulson Investment Company, LLC
Statement of Financial Condition
December 31, 2020

Assets
Cash and cash equivalents	$	8,319,190
Receivable from clearing brokers		2,285,906
Notes and other receivables, net		610,764
Equities securities, at fair value		7,311,827
Warrant securities, at fair value		1,918,110
Rights of Use Assets, net		2,114,918
Fixed assets, net of accumulated depreciation and amortization of $85,342		81,848
Prepaid expenses and other assets		481,313
Total Assets	$	23,123,876

Liabilities and Member's Equity

Liabilities
Accounts payable and accrued expenses	$	275,089
Compensation, employee benefits & payroll taxes payable		1,997,036
Underwriter warrants payable to employees, at fair value		176,947
Margin securities borrowing		1,688,612
Lease Liabilities		2,429,349
Total Liabilities		6,567,033
Member's Equity		16,556,843
Total Liabilities and Member's Equity	$	23,123,876

See accompanying notes to the Financial Statements

Paulson Investment Company, LLC
Statement of Income
For the Year Ended December 31, 2020

Revenues		
Investment banking	$	6,597,557
Retail fees and commissions		4,252,017
Commissions – Other		94,301
Market marking and trading		9,280,648
Securities grants		7,940,391
Securities gains		6,079,470
Interest and Other Income		969,072
Total Revenues		35,213,456
Expenses		
Commission expense, including warrants distributed		18,376,720
Salaries and benefits		3,129,807
Rent		860,765
Insurance		428,534
Legal services		440,750
Underwriting		161,389
Regulatory		472,438
Travel & entertainment		68,967
Information systems		149,952
Professional fees		318,847
Clearing charges		1,198,662
Market data and routing		675,161
Communications		85,299
Office expense		85,825
Depreciation & amortization		26,493
Margin Interest		148,302
Taxes		45,295
Settlements		102,128
Bad Debt Expense		33,210
Other		230,270
Total Expenses		27,038,814
Net Income	$	8,174,642

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Member's Equity, December 31, 2019	$	4,601,858
Capital contributions		3,780,343
Net Income		8,174,642
Member's Equity, December 31, 2020	$	16,556,843

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities:		
Net income	$	8,174,642
Changes in net income not requiring the use of cash:		
Depreciation and amortization		26,493
Amortization of right of use asset		449,238
Forgiveness of PPP Loan		(960,100)
Changes in operating assets and liabilities:		
Receivable from brokers and clearing brokers		(1,511,393)
Equity securities, at fair market value		(6,835,596)
Warrant securities at fair market value		2,512,158
Notes and other receivables		337,434
Other assets		58,786
Accounts payable and accrued expenses		10,143
Compensation, employee benefits & payroll taxes		1,354,342
Margin securities borrowing		1,259,145
Warrants payable to employees		92,175
Lease liabilities		(339,628)
Net cash provided by operating activities:		4,627,839
Cash Flows from Investing Activity:		
Purchase of fixed assets		(11,388)
Net cash used in investing activities:		(11,388)
Cash Flows from Financing Activity:		
Proceeds from PPP Loan		960,100
Capital contributions		1,800,000
Net cash provided by financing activities:		2,760,100
Net Increase in Cash		7,376,551
Cash and cash equivalents, Beginning of Year		942,639
Cash and cash equivalents, End of Year	$	8,319,190
Supplemental cash flow information:		
Cash paid during the year for interest	$	148,302
Non-cash activity:		
Receipt of underwriter stock and warrants	$	7,940,391
Distribution of underwriter stock and warrants payable to employees	$	6,271,830
Amortization of notes receivable	$	86,586

Supplemental disclosure of non-cash transactions:
The company received a $960,100 Paycheck Protection Program loan that was forgiven. The company received $1,980,343 in non-marketable warrants securities from its Parent as capital contributions.

See accompanying notes to the financial statements

1. Organization and Nature of Business

Paulson Investment Company, LLC (the "Company") is a registered broker-dealer, primarily acting as managing underwriter, placement agent or selling group member of initial and follow on public offerings, private investments in public equity instruments and private placements for smaller companies. In addition, the Company also acts as a broker and market maker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with its clearing organizations Vision Financial Markets and Axos Clearing (the "Clearing Brokers"). The Company conducts business throughout the United States and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's sole member is its parent company Paulson Capital Holding Company, LLC.

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition –

Private Placements and Underwriting

The Company earns private placement fees in securities offerings in which the Company acts as a placement agent, such as PIPES and convertible debt offerings. Fee revenue from private placements and other capital raising transactions is recognized when the underlying transaction is completed (the closing date of the transaction). The revenue is determined based on the terms in each placement agent agreement and is recognized after the performance obligations noted in the agreement have been satisfied. Placement agent fees are recognized gross of transaction-related costs. Such transaction-related costs are recorded in the reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event client engagements are terminated for any reason.

2. Summary of Significant Accounting Polices (continued)

The Company earns underwriting fees from securities offerings in which the Company acts as an underwriter or selling group member, such as initial public offerings, follow-on equity offerings, and debt offerings. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; and (ii) the Company has been informed of the number of securities that it has been allotted. Underwriting fees are recognized gross of transaction-related costs. Such transaction-related costs are recorded in the reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event client engagements are terminated for any reason.

Revenue from the receipt of private placement and underwriter warrants is recognized when the transaction has been completed and the warrants have been received from the issuer based on the estimated fair value of the securities using the Black-Scholes option pricing model taking into account the exercise price, remaining life of the warrants, the current price of the underlying stock, expected volatility of the stock price, expected dividends from the stock, and the risk-free interest rate for the remaining term of the warrant.

Securities Grants

Securities grants consist of stocks and warrants that the Company received as part of their underwriting and private placement activity. These securities are usually restricted and are always recorded at their fair market value upon receipt using market prices and when necessary the Black-Scholes method described above.

Advisory Fees

The Company's investment banking income also includes revenues earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company records advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement, typically the transaction's closing date. Transaction-related costs are recorded as described above.

Commissions

Commission revenue includes fees from executing and clearing client transactions and commission sharing arrangements. These fees are recognized on a trade-date basis. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the buyer and seller are identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred.

Cash Equivalents - Cash equivalents consist of highly liquid investments with maturities of three months or less.

Receivable from Clearing Brokers – Payments, commissions, and other amounts receivable from Vision Financial Markets, Axos Clearing, and RBC Capital Markets.

2. Summary of Significant Accounting Polices (continued)

Fixed Assets – Fixed assets are stated as cost, less accumulated depreciation and amortization. Furniture and equipment depreciation is generally computed using the straight-line method over their estimated useful lives (typically 3 to 5 years). Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining lives of the related leases.

Investments in Securities – The Company values investments in marketable securities at the last sales price as of the last day of the period. The Company records such investments on a trade date basis and values them at fair value. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net gain or loss from trading and marketable securities on the statement of income.

Income Taxes – The Company is organized as an LLC and is treated as a disregarded entity for tax purposes. As such the Company is not subject to income taxes. Taxes, if any, are the responsibility of the member. The member is required to report separately on their income tax return the taxable income or loss of the Company.

Government and other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to provisions of the SEC's net capital rule (Rule 15c3-1) which requires the Company maintain a minimum net capital, as defined.

3. Securities Measured at Fair Value on a Recurring Basis

The Company records its equity and warrant securities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's Level 1 assets consist of equity securities. The Company uses quoted market prices in valuing these assets.

3. Securities Measured at Fair Value on a Recurring Basis (continued)

The Company's Level 3 assets consist of Underwriter Warrants and Common Stock received in connection with investment banking services rendered. These warrants include warrants owned outright by the Company, and also warrants in which certain employees have a claim as a result of their compensation structure. These warrants generally have a five to seven year expiration date and vest immediately. The Company values these warrants using the Black-Scholes Option Pricing Model, which takes into account five specific inputs: stock price, risk free rate, exercise price, time remaining and price volatility. The first four of these inputs are relatively objective, as they are based on quoted information or known facts. The price volatility, which after the stock price is the most influential factor in determining valuation, is more subjective. The volatility input is derived based on a volatility index of comparable public companies standard deviations of price matched to the remaining time duration of each warrant. There is no assurance that the Company will be able to exercise any of these warrants in a way that will realize the fair value that has been recorded in the financial statements based on this model.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2020:

	Level 1	Level 3	Total
Equity securities	$ 3,979,226	$ 3,332,601	$ 7,311,827
Underwriter warrants	-	1,918,110	1,918,110

The inputs or methodology used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

3. Securities Measured at Fair Value on a Recurring Basis (continued)

The following is a summary of activity related to the Company's Level 3 financial assets and liabilities:

	Underwriter Stocks	Underwriter Warrants	Underwriter Stocks Payable to Employees	Underwriter Warrants Payable to Employees
Balance, December 31, 2019	$ (0)	$ 2,449,925	$ 0	$ 84,772
Fair value of securities received included as a component of revenue from underwriting	4,046,969	3,893,422		
Fair value of warrants received as capital contributions		1,980,343		
Fair value of warrants exercised into restricted stock	1,980,343	(1,980,343)		
Fair value of securities received included as a component of commission expense			3,224,161	3,139,844
Fair value of warrants exercised for stock		(3,205,561)		
Net income included as a component of net income from trading and marketable securities	529,450	1,827,993		
Fair value of underwriter warrants distributed to employees		(3,047,669)		(3,047,669)
Fair value of underwriter stock distributed to employees	(3,224,161)		(3,224,161)	
Balance, December 31, 2020	$ 3,332,601	$ 1,918,110	$ 0	$ 176,947

The following presents a summary of quantitative information about level 3 fair value measurements:

	Fair Value at December 31, 2020	Valuation Technique	Unobservable Input	Range Minimum	Maximum	Average
Underwriter warrants	1,918,110	Black-Scholes Option Pricing	Volatility of of underlying			
Underwriter warrants payable to employees	176,947	Model	Company	65.4%	402.2%	216.8%

4. Notes and other receivables, net

The Company has both forgivable notes receivable and other standard receivables.

As of December 31, 2020, the forgivable notes receivable totaled $280,500. Such notes are with employees, are of one to five-year durations, bear between 1% and 5% interest, and are forgivable over stated periods if employees meet certain employment length and performance milestones. As per the Company's policy, such loans are amortized on a straight-line basis over the life of the respective loans as commission expense, and as of December 31, 2020, the unamortized portion was $179,851 which is included in the Notes and Other Receivables on the statement of financial condition. While these loans do contain a stated interest, interest is not accrued as it is likely that these amounts will be forgiven as the notes are forgiven. In the unlikely event these loans are not forgiven because the terms of the forgiveness are not met, the full amount of the loan, along with the accrued interest shall be due and payable to the Company.

The Company also has receivables, primarily from representatives for draws, advances and expenses in excess of commissions. As of December 31, 2020, the full value of these receivables is $299,831. In addition, the Company has receivables from customers of $5,778 and affiliated entities managed by the Company's parent company Paulson Capital Holding Company, LLC of $86,478. The $86,478 balance from affiliates is comprised of advances made by the Company to cover the operating expenses of Paulson BKE Investments, LLC and BioD Paulson1, LLC. The total value of $610,764 is included in the Notes and Other Receivables on the statement of financial condition.

The Company has a clearing agreement with its clearing brokers, Vision Financial Markets, Axos Clearing, and RBC Capital Markets. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities trading activity. The balance of these cash deposits as of December 31, 2020 were $218,550.

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2020, the commission due from the clearing brokers of $2,067,356 is pursuant to these clearing agreements.

Receivables are reviewed on a quarterly basis by management and, if events or changes in circumstances cause doubt as to the collectability of contractual payments, a receivable will be assessed for impairment. The Company considers a receivable to be impaired when, based on current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to contractual terms of the receivable agreement. When management determines collection to be doubtful, allowance for amounts receivable is recorded and the receivable is placed on a non-performing (non-accrual) status. Payments received on non-accrual receivables are applied first to reduce the outstanding interest, and then applied to the receivable unless management determines impairment is likely in which case payments are applied to the outstanding receivable balance (cost recovery method).

4. Notes and other receivables, net (continued)

Interest received on impaired receivables is recorded using the cash receipts method unless management determines further impairment is probable. No impairment loss is recorded if the carrying amount of the receivable (principal and accrued interest) is expected to be fully recovered through borrower payments and enforcement action against the borrowers collateral, if any.

Allowance for Doubtful Accounts

The conclusion that a receivable may become uncollectible, in whole or in part, is a matter of judgment. The company does not have a formal risk rating system. Receivables and the related accrued interest are analyzed on an individual and continuous basis for recoverability.

Delinquencies are determined upon contractual terms. A provision is made for doubtful accounts to adjust the allowance for doubtful accounts to an amount considered to be adequate, with due consideration to workout agreements, to provide for unrecoverable receivables and receivables, including impaired receivables. Other receivables and accrued interest, uncollectable receivables and related interest receivable are posted directly to the allowance account once it is determined that the full amount is not collectable.

Allowance for receivables from employees principally consists of uncollectable unsecured forgivable promissory notes to registered representatives that are forgiven over a specific period, typically over five years, if the borrower remains an employee of the Company. Any amounts remaining under the note become due immediately when the individual either leaves the Company voluntarily or is terminated. Amounts from Corporate finance clients principally consist of bridge loans and other advances to underwriting clients.

The following is a summary of the Company's allowance for doubtful accounts:

Allowance

Allowance for doubtful accounts as of December 31, 2019	$	(30,000)
Bad debt expense		
Recoveries of assets previously written-off		-
Allowance for doubtful accounts as of December 31, 2020	$	(30,000)

The notes and other receivables net balance of $610,764 is net of this this allowance for doubtful accounts.

5. Fixed Assets

As of December 31, 2020, the company had fixed assets totaling $167,191 comprised of furniture and equipment of $107,020 and leasehold improvements of $60,171. As per the Company's policy, furniture and equipment are depreciated on a straight-line basis over the useful life of the respective assets. Leasehold improvements are amortized over the shorter of their estimated useful life or the lease term. As of December 31, 2020, the undepreciated and unamortized portion of all fixed assets was $81,848.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $9,532,526 of which $9,303,526 was in excess of its required net capital of $229,000. The Company's net capital ratio was .29 to 1.

7. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2020, and through the date of this report there are two open arbitration claims pending with former customers of the Company. The Company's management feels these cases have little merit and has no way of estimating any potential arbitration awards or settlements. Should any awards or settlements be paid out on either claim, the Company maintains insurance policies that cap its exposure at $250,000 per claim. The Company's potential exposure to adverse arbitration judgements is immaterial to the financial statements.

There are no guarantees made by the Company that may result in a loss or future obligations as of December 31, 2020.

The worldwide outbreak of the coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

8. Market and Counterparty Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

9. Concentrations of Credit Risk

As of December 31, 2020, the Company invested 23.4% of its assets in the securities of one company.

As of December 31, 2020, one employee's note receivable balance compromised 55.6% of the Company's total notes receivable balance.

During the course of the year ended December 31, 2020, the bank balances on occasion were in excess of the FDIC insurance limit.

10. Loan Payable

PPP Loan

The Company received a loan in the amount of $960,100 under the SBA Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 22, 2020. The Company applied for and has been notified that $960,100 has been forgiven. Loan forgiveness is reflected in interest and other income in the accompanying statement of income.

11. Margin Securities Borrowing

The Company maintains a margin account with its clearing broker, Vision Financial Markets, whereby all securities are purchased on margin. The clearing broker calculates the Company's buying power using the Company's net equity maintained at the clearing broker, assuring the Company maintains acceptable ratios pursuant to its clearing agreement. The provision of such accounts by investment brokerage companies is typical in the industry. The margin balance as of December 31, 2020 was $1,688,612.

12. Leases

The Company is a lessee in various non-cancelable operating leases for office space subject to ASC 842, Leases. The lease agreements do not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating leases are set to expire on March 31, 2023 and June 30, 2026.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease costs	$	579,338
Short-term lease costs		281,427
	$	860,765

Amounts reported in the Statement of Financial Condition as of December 31, 2020 are as follows:

Right of use asset, net	$	2,114,918
Lease liability	$	2,429,349

Maturities of lease liability under the non-cancelable operating leases as of December 31, 2020 are:

2021	$	503,941
2022		516,820
2023		504,734
2024		475,082
2025		486,959
2026		248,548
Total undiscounted lease payments	$	2,736,084
Less imputed interest		(306,735)
Total lease liability	$	2,429,349

13. Employee Benefit Plan

Effective September 4, 2018, the Company adopted a 401(k) retirement savings and profit sharing plan (the "Plan"). Employees are eligible to participate in the Plan immediately upon joining the firm and attaining age 18. The Company's matching and profit sharing contributions are discretionary, are determined each year by the Company, and are 100% vested at all times. The Company made no matching or profit sharing contributions during the year ended December 31, 2020.

14. Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

14. Subsequent Events

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

Paulson Investment Company, LLC
Schedule I - Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2020

Member's Equity	$	16,556,843
Less: Non-allowable Assets		
Notes and other receivables		610,764
Non-marketable securities, at fair value		5,250,711
Fixed assets, net of accumulated depreciation and amortization		81,848
Prepaid expenses and other assets		481,313
		6,424,636
Other Additions: Underwriter stock payable to employees		176,947
Tentative Net capital		10,309,154
Less: Haircuts		(776,628)
Net capital		9,532,526
Less: Required Net Capital		(229,000)
Excess Net capital	$	9,303,526
Computation of Aggregate Indebtedness		
Total liabilities before subordinated debt	$	2,763,503
Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000 or the average number of markets made in the preceding 30 days, whichever is greater)		229,000
Percentage of Aggregated Indebtedness to Net Capital		28.99%
Ratio of Aggregated Indebtedness to Net Capital		.29 : 1

There are no material differences between the computation of
Net Capital presented above and the most recent Form X-17a-5,
Part IIA as of December 31, 2020, as filed.

See Report of independent registered public accounting firm

Paulson Investment Company, LLC
Schedule II - Computation for Determination of the Reserve
Requirements and Information Relating to Possession or Control
Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2020

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts investment banking services and proprietary trading whereby the Company does not take possession of customer funds or securities and therefore these services are not subject to the custody provisions of Rule 15c3-3.

See report of independent registered public accounting firm

Paulson Investment Company, LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Paulson Investment Company, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Paulson Investment Company, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Paulson Investment Company, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and the Non-Covered Firm provision (the "exemption provisions"), and (2) Paulson Investment Company, LLC stated that Paulson Investment Company, LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exceptions. Paulson Investment Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paulson Investment Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 19, 2021

Paulson Investment Company LLC
Exemption Report
Under Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2020

Paulson Investment Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. para. 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. para 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption under provision 17 C.F. R. section 240.15c3-3 (k)(2)(ii) as the Company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

2) The Company claimed an exemption as a Non-Covered Firm for its investment banking services and proprietary trading. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

3) The Company met the identified exemptions throughout the year ended December 31, 2020 without exceptions.

Signed,

Malcolm Winks, President/CFO

Paulson Investment Company, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2020

 **ALVAREZ & ASSOCIATES, INC**
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Paulson Investment Company, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Paulson Investment Company, LLC and the SIPC, solely to assist you and SIPC in evaluating Paulson Investment Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Paulson Investment Company, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Paulson Investment Company, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Paulson Investment Company, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 19, 2021

 

Paulson Investment Company, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2020

	Amount
Total assessment	$ 41,609
SIPC-6 general assessment	
Payment made on July 11, 2020	(29,316)
SIPC-7 general assessment	
Payment made on March 1, 2021	(12,293)
Total assessment balance	
(overpayment carried forward)	$ -